UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                     CELLULAR TECHNICAL SERVICES, CO., INC.
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                                (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE
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                         (Title of Class of Securities)


                                   151167103
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                                 (CUSIP Number)


Harvey Sandler                            Morrison Cohen Singer & Weinstein, LLP
1050 Lee Wagener Blvd.                    750 Lexington Avenue
Suite 301                                 New York, New York 10022
Ft. Lauderdale, FL  33315                 Telephone (212) 735-8600
Telephone (954) 359-0095
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 2, 1997
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            (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                 SCHEDULE 13D
CUSIP No. 151167103
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                                 Harvey Sandler
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2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |X|
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3     SEC Use Only

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4     Source of Funds*

      PF, WC
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e) |_|

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6     Citizenship or Place of Organization

                                                                  United States
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                  7     Sole Voting Power
  Number of
   Shares               1,228,616 shares                                5.4%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             154,000 shares                                   .7%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        1,228,616 shares                                5.4%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        154,000 shares                                   .7%
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11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                1,382,616 shares
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


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13    Percent of Class Represented By Amount in Row (11)

                                                                        6.1%
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14    Type of Reporting Person*

                                       IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 151167103
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                                 Phyllis Sandler
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2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |X|
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3     SEC Use Only

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4     Source of Funds*

      PF, WC
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e) |_|

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6     Citizenship or Place of Organization

                                                                  United States
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                  7     Sole Voting Power
  Number of
   Shares               154,000 shares                                   .7%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,228,616 shares                                5.4%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        154,000 shares                                   .7%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,228,616 shares                                5.4%
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11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                1,382,616 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                                                        6.1%
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14    Type of Reporting Person*

                                       IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This statement, dated July 2, 1997, constitutes Amendment No. 1 to the
Schedule 13D, dated March 27, 1997, regarding the reporting persons ownership of certain securities of Cellular Technical Services, Co., Inc. (the "Issuer").

      The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

      This Amendment No. 1 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 3. Source and Amounts of Funds or Other Consideration

            The individual reporting person obtained funds for the purchase of the securities from the working capital of the reporting person's personal investment account.

            The amount of funds used in acquiring the additional securities are set forth below:

            Name                                Amount of Consideration
            ----                                -----------------------
            Harvey Sandler                            $  2,117,139
            Phyllis Sandler                           $    226,262

ITEM 5. Interests in Securities of the Issuer.

            (a) The following list sets forth the aggregate number and percentage (based on 22,644,068 shares of Common Stock outstanding as reported in the Issuer's Proxy Statement as of April 15, 1997) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of July 2, 1997:


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

                                      Shares of         Percentage of Shares
                                    Common Stock           of Common Stock
Name                             Beneficially Owned      Beneficially Owned
----                             ------------------      ------------------
Harvey Sandler                    1,382,616 (1,2,3)             6.1%
Phyllis Sandler                   1,382,616 (1,2,3)             6.1%

            (b) By virtue of being the husband of Phyllis Sandler, Harvey Sandler may be deemed to have shared power to vote and to dispose of 154,000 shares of Common Stock, representing approximately .7% of the outstanding Common Stock.

                  By virtue of being the wife of Harvey Sandler, Phyllis Sandler may be deemed to have shared power to vote and to dispose of 1,228,616 shares of Common Stock, (including, 20,000 shares of Common Stock acquirable upon the exercise of exchange traded options) representing approximately 5.4% of the outstanding Common Stock.

            (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from May 2, 1997 through July 2, 1997, inclusive:

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    (1) Includes 1,000 shares of Common Stock held in Mrs. Sandler's IRA
        Account.

    (2) The reporting person disclaims beneficial ownership of these securities, except to the extent of his/her equity interest therein.

    (3) Includes 5,000 shares of Common Stock acquirable at $10.00 per share upon the exercise of exchange traded options expiring in September 1997, 5,000 shares of Common Stock acquirable at $12.50 per share upon the exercise of exchange traded options expiring in September 1997, and 10,000 shares of Common Stock acquirable at $10.00 per share upon the exercise of exchange traded options expiring in July 1997.

                             Purchase or     Number of Shares       Purchase or
Name of Shareholder           Sale Date     Purchased or (Sold)      Sale Price
-------------------           ---------     -------------------      ----------
Harvey Sandler                 5/13/97                  3,000          $13.062
                                7/1/97                  5,000           $7.00
                                7/1/97                  5,000           $7.125
                                7/1/97                  5,000           $6.25
                                7/1/97                  5,000           $6.0937
                                7/2/97                 20,000           $6.375
                                7/2/97                 20,000           $6.3125
Phyllis Sandler
                                7/2/97                 10,000           $6.1875
                                7/2/97                 10,000           $6.375

      On May 29, 1997, Mr. Harvey Sandler acquired exchange traded options, at $4.25 per option, to acquire 10,000 shares of Common Stock of the Issuer for $10.00 per share. Such options expire in July 1997.

            The transactions were effected in the over-the-counter market.

            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

            (e) Not applicable.


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

                                    Signature

            After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: July 8, 1997

                                         s/Harvey Sandler
                                       -----------------------------------------
                                           Harvey Sandler


                                         s/Phyllis Sandler
                                       -----------------------------------------
                                           Phyllis Sandler

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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